UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934

    For the fiscal year ended December 31, 2022

    OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
     SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to ___________

Commission file number 001-15749

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Bread Financial 401(k) Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Bread Financial Holdings, Inc.
3095 Loyalty Circle
Columbus, Ohio 43219

Bread Financial 401(k) Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2022 and 2021

* All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Benefits Operations Committee of the Bread Financial 401(k) Plan

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Bread Financial 401(k) Plan (the Plan) as of December 31, 2022 and 2021, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedules (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2022 and 2021, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information
The supplemental information contained in the (1) Schedule H, Line 4a – Schedule of Delinquent Participant Contributions and, (2) Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of or for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.
/s/ Ary Roepcke Mulchaey, P.C.
We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.
Columbus, Ohio
June 7, 2023

Bread Financial 401(k) Plan
Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	2022	2021
Assets:

Investments at fair value	$773,669,414	$978,088,859
Cash	5,982	-

Receivable for Employer contributions	1,507,436	723,260
Receivable for Employee contributions	24,872	-

Notes receivable from participants,
net of allowance for defaulted loans	8,735,340	8,850,758
Due from brokers	8,931	146,447
Total assets	783,951,975	987,809,324

Liabilities:

Administrative fees payable	100,036	53,745
Due to brokers	10,073	98,089
Total liabilities	110,109	151,834

Net assets available for benefits	$783,841,866	$987,657,490

See accompanying notes.

Bread Financial 401(k) Plan
Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2022 and 2021

	2022	2021
Additions:
Investment income:
Net appreciation in fair value
of investments	$-	$119,016,720
Interest, dividends, and fee income	6,043,847	6,858,568
Total investment income	6,043,847	125,875,288

Interest on notes receivable from participants	525,309	635,611

Contributions:
Employer	17,968,574	15,717,906
Participants	31,654,221	27,284,627
Rollovers	9,657,558	5,557,294
Total contributions	59,280,353	48,559,827

Total additions	65,849,509	175,070,726

Deductions:
Net depreciation in fair value of investments	174,514,830	-
Distributions to participants	94,459,729	155,159,432
Administrative expenses	690,574	736,234
Total deductions	269,665,133	155,895,666

Net (decrease) increase in net assets available for benefits
Before transfers	(203,815,624)	19,175,060
Net assets transferred from qualified plan	-	2,624,144
Net (decrease) increase in net assets available for benefits after transfer	(203,815,624)	21,799,204

Net assets available for benefits:
Beginning of year	987,657,490	965,858,286

End of year	$783,841,866	$987,657,490

See accompanying notes.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
1. Description of the plan

General

On March 23, 2022, Alliance Data Systems Corporation (NYSE: ADS) announced that it had changed its corporate name to Bread Financial Holdings, Inc. (“Bread Financial”) (NYSE: BFH). As a result of the name change, the Alliance Data Systems 401(k) and Retirement Savings Plan was amended to change its name to the Bread Financial 401(k) Plan. In connection with the name change, Bread Financial began trading under a new ticker symbol, BFH, on the New York Stock Exchange effective April 4, 2022. Subsequent filings that include Plan operations for Plan years beginning January 1, 2022 and beyond will reflect the change to Bread Financial throughout the filings.
The Bread Financial 401(k) Plan (the “Plan”) is a defined contribution plan covering certain employees of Bread Financial Payments, Inc., a wholly-owned subsidiary of Bread Financial, and its affiliates (the “Employer”). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Trustee

As of June 2021, Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company (the “Trustee”), has served as the trustee and holds the Plan’s investments and provides recordkeeping services to the Plan. Prior to June 2021, Wells Fargo Bank, N.A. (the “Former Trustee”) served in this role.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Plan to plan transfer

In late 2020, the Employer completed its acquisition of Lon Inc., and in connection therewith, Lon Inc. terminated its participation in a multiple employer plan. In early 2021, the account values for the Lon Inc. participants in the multiple employer plan were transferred to the Plan in a plan to plan transfer.

LoyaltyOne spinoff

On November 5, 2021, Bread Financial completed the spinoff of its former LoyaltyOne segment into an independent public company, Loyalty Ventures Inc. Participants of the Plan whose employment with the Employer ended in conjunction with the spinoff were allowed to take a distribution from the Plan as a result of the transaction.

The spinoff was achieved through a distribution of shares of Loyalty Ventures Inc. (Nasdaq: LYLT) to holders of Bread Financial common stock (“BFH Securities”), pursuant to which Employer

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
stockholders received one share of LYLT stock for every two and a half shares of BFH Securities. As a result of this distribution, participants who held BFH Securities in the Plan received a dividend of LYLT stock, which is now included in their Plan account. As of December 31, 2022, in accordance with the terms of that certain Employee Matters Agreement (the “EMA”) entered into between Bread Financial and Loyalty Ventures Inc. in connection with the spinoff, all remaining shares of LYLT in the Plan had been liquidated and reinvested in accordance with participant investment elections for new contributions to their account.

Contributions

Employer’s Matching Contributions
The Employer will make a 100% matching contribution on the first 5% of eligible compensation contributed by a participant based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and eligible compensation for the Plan year. The annual eligible compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual eligible compensation limit for the Plan years ended December 31, 2022 and 2021 was $305,000 and $290,000, respectively.

Participant’s Voluntary Contributions
A participant may elect to make voluntary contributions of 1% to 85% of his or her annual eligible compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum amount permitted under Section 402(g) of the Code, which was $20,500 and $19,500 for each of the Plan years ended December 31, 2022 and 2021, respectively. Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the amount of voluntary contributions that participants are allowed to make.

A participant age 50 and over before the end of the Plan year may elect to make a catch-up voluntary tax-deferred or after-tax contribution of up to $6,500 for each of the Plan years ended December 31, 2022 and 2021.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers sixteen collective investment trusts, seven mutual funds, self-directed brokerage accounts, and BFH Securities as investment alternatives. Additionally, as mentioned above, as a result of the spinoff of Loyalty Ventures Inc., the Plan also previously included certain shares of LYLT stock that were received by certain participants in the form of a dividend. The Plan does not allow any new investment in LYLT stock and participants with LYLT stock in their Plan accounts were allowed to diversify those shares at any time. Plan officials completed the previously mentioned exit strategy for any remaining LYLT stock in the Plan in November 2022, in accordance with the terms of the EMA.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant’s date of birth.
Participant accounts

The Plan credits each participant’s account with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.
Vesting

A participant is fully and immediately vested for any voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service. Prior to December 31, 2004, Employer’s matching contributions were on a five-year graded vesting schedule.

For all associates employed as of, or subsequent to, January 1, 2007, any profit sharing contributions that were previously provided vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, any profit sharing contributions that were previously provided were on a five-year cliff vesting schedule.

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 72. Benefits can be paid as a lump sum, partial distribution, or in the form of substantially equal installments over a fixed number of years that do not exceed the life expectancy of the participant or the joint life expectancy of the participant and his or her beneficiary. Those participants holding shares of BFH Securities will have the option to receive such amounts in whole shares of BFH Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or to an individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account, with repayment generally made from payroll deductions. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants who have withdrawn from the Plan were $85,921 and $638,515 at December 31, 2022 and 2021, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $28,051 and $305,310 for the years ended December 31, 2022 and 2021, respectively. There were $4,977 and $35,531 of unused forfeitures at December 31, 2022 and 2021, respectively.

Fee Income

Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue.

Expenses

Expenses are charged to participants’ accounts, excluding those paid directly by the Employer and reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investment of the Plan’s assets increase the cost of investments purchased or deducted from the proceeds of investments sold.

2. Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Reclassification
Capital gain distributions from investments of $5,572,657 for 2021, has been reclassified from net appreciation in fair value of investments to dividends from mutual funds to conform to the current-year presentation.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
Estimates

The Plan’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which require management to make estimates and assumptions that affect the reported amounts of (1) net assets available for Plan benefits at the date of the financial statements and (2) the changes in net assets available for Plan benefits during the reporting period and, (3) when applicable, contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as pandemic or international conflict. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net appreciation (depreciation) in fair value of investments

Net realized and unrealized appreciation (depreciation) is presented in the accompanying statements of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $270,886 and $129,386 has been recorded for December 31, 2022 and 2021, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
3. Fair value measurements

Accounting Standards Codification (“ASC”) 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 Inputs to the valuation methodology include
•quoted prices for similar assets and liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; or
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3    Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
Collective investment trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Galliard Stable Return Fund, which is one of the collective investment trusts in the Plan, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer-initiated withdrawal of assets from the fund. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2022 and 2021:

	Assets at fair value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Mutual funds	$170,394,686	$ -	$ -	$170,394,686
Employer common stock	6,837,650	-	-	6,837,650
Self-managed brokerage	13,313,291	-	-	13,313,291
	$190,545,627	$ -	$ -	190,545,627
Collective investment trusts measured at net asset value
Target dated (a)				504,507,500
Stable value (b)				37,874,293
Large growth (c)				17,103,367
Mid cap growth (d)				11,722,174
Small value (e)				11,916,453
				$773,669,414

	Assets at fair value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Mutual funds	$216,992,871	$ -	$ -	$216,992,871
Common stock	1,874,517			1,874,517
Employer common stock	10,898,673	-	-	10,898,673
Self-managed brokerage	15,584,316	-	-	15,584,316
	$245,350,377	-	-	245,350,377
Collective investment trusts measured at net asset value
Target dated (a)				632,680,660
Stable value (b)				35,241,546
Large growth (c)				30,055,955
Mid cap growth (d)				19,552,851
Small value (e)				15,207,470
				$978,088,859

(a)    The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
(b)    The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.
(c)    The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.
(d)    The trust seeks long-term capital appreciation. The trust invests primarily in small-cap and mid-cap companies generally in the range of the Russell Midcap Index whereby growth is sustainable and not recognized.
(e)    The trust seeks long-term capital appreciation. The trust invests primarily in undervalued small and mid-sized company stocks with market capitalizations generally in the range of the Russell 2500 Value Index.

4. Tax status

The Plan obtained its latest determination letter on March 21, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended and restated since the determination letter was issued, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2022 and 2021, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5. Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer also has the right at any time, by action of its board of directors, to terminate the Plan, subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6. Parties-in-interest

The Plan, including holdings under the self-directed brokerage investment option, held $6,837,650 and $10,898,673 of Bread Financial Holdings, Inc. common shares at December 31, 2022 and 2021, respectively. Additionally, due to the spinoff of the former LoyaltyOne segment, the Plan also included holdings of $1,874,517 of Loyalty Ventures Inc. common shares at December 31, 2021; as of December 31, 2022, no remaining shares of Loyalty Ventures Inc. common stock were included in the Plan.

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
The Trustee and the Former Trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses. Bread Financial, which is a party-in-interest, provides certain administrative services to the Plan at no charge. The cost of providing these services constitutes exempt party-in-interest transactions under ERISA.

7. Subsequent events
As of January 1, 2023, certain aspects of the Plan were redesigned, including matters relating to eligibility and waiting periods, employer contribution formulas and vesting schedules. Under the terms of the current Plan, the additional 1,000 hour requirement for initial plan eligibility for seasonal and on-call employees was removed, and seasonal and on-call employees are now eligible to participate in the Plan immediately. Additionally, the Employer matching contribution of 5% was removed in its entirety and replaced with a 3% Employer non-elective contribution. An enhanced matching contribution of 50% of employee contributions up to 6% was also added as of January 1, 2023; this contribution includes a 3-year cliff vesting schedule.
8. Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2022	2021
Net assets available for benefits per the financial statements	$783,841,866	$987,657,490
Amounts allocated to withdrawing participants	(85,921)	(638,515)
Net assets available for benefits per Form 5500	$783,755,945	$987,018,975

Bread Financial 401(k) Plan
Notes to Financial Statements

December 31, 2022 and 2021
The following is a reconciliation of benefit payments per the financial statements to Form 5500:

2022
Benefit payments per the financial statements	$94,459,729
Amount allocated to withdrawing participants
At December 31, 2022	85,921
At December 31, 2021	(638,515)
Reserves for defaulted loans
At December 31, 2022	(270,886)
At December 31, 2021	129,386
Corrective distributions	(8,493)
Benefit payments per Form 5500	$93,757,142

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement to Form 5500:

2022
Net decrease in net assets per the financial statements	$(203,815,624)
Change in amounts allocated to withdrawing participants	552,594
Net loss per Form 5500	$(203,263,030)

Bread Financial 401(k) Plan
EIN #13-316498 Plan #001
Schedule H, Line 4a – Schedule of Delinquent Participant Contributions

For the Year Ended December 31, 2022

Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions $243			Total Fully Corrected Under VFCP and PTE 2002-51 $0
Check here if Late Participant Loan Repayments are Included ☒	Contributions Not Corrected $0	Contributions Corrected Outside VFCP $243	Contributions Pending Correction in VFCP $0
The notes to the financial statements are an integral part of this schedule.

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Bread Financial Holdings, Inc.	Common stock		$ 6,837,650
	Vanguard Fiduciary Trust Company Target Retirement Income Trust I	Collective investment trust		11,630,678
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust I	Collective investment trust		17,800,485
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust I	Collective investment trust		48,634,059
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust I	Collective investment trust		67,987,534
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust I	Collective investment trust		95,863,989
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust I	Collective investment trust		88,649,669
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust I	Collective investment trust		68,684,847
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust I	Collective investment trust		57,550,075
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust I	Collective investment trust		34,527,508
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust I	Collective investment trust		10,932,261
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust I	Collective investment trust		2,188,388
	Vanguard Fiduciary Trust Company Target Retirement 2070 Trust I	Collective investment trust		58,008

The notes to the financial statements are an integral part of this schedule.

                                                    18

Bread Financial 401(k) Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2022

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Galliard Stable Return Fund	Collective investment trust		37,874,292
	T. Rowe Price Growth Stock Trust D	Collective investment trust		17,103,367
	Allspring Discovery SMID Cap Growth CIT N Fund	Collective investment trust		11,722,174
	Columbia Trust Small and Value II Fund 2	Collective investment trust		11,916,453
	Vanguard Institutional Index Fund	Mutual fund		72,625,624
	Dodge & Cox Stock Fund	Mutual fund		27,963,118
	American Funds EuroPacific Growth Fund	Mutual fund		13,254,946
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund		17,351,761
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund		15,640,214
	Metropolitan West Total Return Bond Fund	Mutual fund		9,902,935
	Vanguard Extended Market Index Fund	Mutual fund		13,656,088
	Self-Directed Brokerage Accounts			13,313,291
*	Participant Loans	Varying maturity dates with interest rates ranging from 5.25% - 10.00%	-	8,735,340

* Represents a party-in-interest
(1)    Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

                                                    19

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 7, 2023

BREAD FINANCIAL 401(K) PLAN

By: /s/ Brandy Sullivan
Brandy Sullivan
SVP, Chief People and Culture Officer

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

* filed herewith